CIGNA CORPORATION		Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)
	Nine Months Ended
	September 30,
	2008	2007

Income from continuing operations before income taxes	$718	$1,243

Adjustments:
Income from equity investee	(8)	(2)

Income from continuing operations before income taxes, as adjusted	$710	$1,241

Fixed charges included in income:

Interest expense	$106	$91
Interest portion of rental expense	33	25

	139	116

Interest credited to contractholders	4	5

	$143	$121

Income available for fixed charges (including interest
credited to contractholders)	$853	$1,362

Income available for fixed charges (excluding interest
credited to contractholders)	$849	$1,357

RATIO OF EARNINGS TO FIXED CHARGES:

Including interest credited to contractholders	6.0	11.3

SUPPLEMENTAL RATIO:

Excluding interest credited to contractholders	6.1	11.7